3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583



November 14, 2007
Our ref. No. PI 162

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



**Re:Mitsubishi Corporation - File No. 82-3784**

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Subsidiary Nihon Shokuhin Kako Revises Full-Year Forecasts**
- **Subsidiary Nihon Shokuhin Kako to Dissolve a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*



Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

11/19

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 14, 2007

## Subsidiary Nihon Shokuhin Kako Revises Full-Year Forecasts

Mitsubishi Corporation (MC) today announced that consolidated subsidiary (Mitsubishi Corporation Shareholding: 59.77%) Nihon Shokuhin Kako Co., Ltd. has revised its full-year forecasts for the year ending March 31, 2008, which were announced on May 15, 2007.

This will have a negligible effect on MC's consolidated and non-consolidated financial results for the fiscal year ending March 31, 2008.

(Attachment)
Nihon Shokuhin Kako Announcement

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 14, 2007

## Subsidiary Nihon Shokuhin Kako Revises Full Year Forecasts

Nihon Shokuhin Kako Co., Ltd. has revised forecasts for fiscal 2008, the year ending March 31, 2008, which were announced with fiscal 2007 operating results on May 15, in light of recent business performance and other factors.

### 1. Revisions to Fiscal 2008 Non-consolidated Forecasts (April 1, 2007 to March 31, 2008)

(Million Yen, %)

| | Net Sales | Operating Income | Ordinary Income | Net Income | Net Income per Share (yen) |
|---|---|---|---|---|---|
| Previous forecasts (A) (Announced May 15, 2007) | 53,800 | 700 | 600 | 570 | 23.16 |
| Current forecasts (B) | 53,800 | 140 | 50 | 260 | 10.56 |
| Change (B-A) | – | -560 | -550 | -310 | -12.60 |
| Change (%) | – | -80.0 | -91.7 | -54.4 | – |
| (Reference) Results for the previous fiscal year (ended March 31, 2007) | 48,190 | 821 | 864 | 487 | 19.81 |

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

## 2. Revisions to Fiscal 2008 Consolidated Forecasts (April 1, 2007 to March 31, 2008)

(Million Yen, %)

| | Net Sales | Operating Income | Ordinary Income | Net Income | Net Income per Share (yen) |
|---|---|---|---|---|---|
| Previous forecasts (A) (Announced May 15, 2007) | 53,900 | 730 | 680 | 650 | 26.42 |
| Current forecasts (B) | 53,900 | 170 | 20 | 220 | 8.94 |
| Change (B-A) | – | -560 | -660 | -430 | -17.48 |
| Change (%) | – | -76.7 | -97.1 | -66.2 | – |
| (Reference) Results for the previous fiscal year (ended March 31, 2007) | 48,357 | 874 | 907 | 462 | 18.78 |

## 3. Reasons for Revisions

### (1) Non-consolidated

Nihon Shokuhin Kako has lowered its initial projections for operating income, ordinary income and net income based on an anticipated further increase in costs. This is because the price of corn on the Chicago Board of Trade is expected to remain in a high trading range and seaborne freight rates for transporting corn and crude oil prices continue to soar.

### (2) Consolidated

Consolidated forecasts have also been revised in line with revisions to non-consolidated forecasts.

Note: The above forecasts were prepared based on information available to management as of the announcement date and a number of factors may cause actual results to differ materially from projections.

###

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on November 14, 2007

## Subsidiary Nihon Shokuhin Kako to Dissolve a Subsidiary

Mitsubishi Corporation (MC) today announced that consolidated subsidiary Nihon Shokuhin Kako Co., Ltd. has decided to dissolve the following subsidiary.

### 1. Overview of Company to Be Dissolved

| | |
|---|---|
| (1) Company | FSP Co., Ltd. |
| (2) Head Office | 33-8, Sendagaya 5-chome, Shibuya-ku, Tokyo |
| (3) Representative | Tetsuji Hori, President |
| (4) Business | Manufacture and sale of sweeteners and other processed starch products |
| (5) Established | April 1, 2004 |
| (6) Capital | 10 million yen |
| (7) Shareholder | Nihon Shokuhin Kako Co., Ltd. (100%) |

### 2. Reason for Dissolution

FSP is currently a dormant company. Nihon Shokuhin Kako decided to dissolve this company as there are no prospects that it will conduct business activities in the future.

### 3. Scheduled Dissolution Date

Completion of liquidation: by the end of January 2008 (planned)

### 4. Effect on Operating Results

The dissolution and liquidation of FSP will have only a negligible effect on MC's non-consolidated and consolidated operating results.

###



END